Exhibit 99.1

Haoxi Health Technology Limited Reports Unaudited Financial Results for The Six Months Ended December 31, 2023

BEIJING, May 31, 2024 (GLOBE NEWSWIRE) -- Haoxi Health Technology Limited (the “Company” or “HAO”), an online marketing solution provider headquartered in Beijing, China, today reported its unaudited financial results for the six months ended December 31, 2023.

Financial Highlights for the Six Months Ended December 31, 2023

●	Total revenue for the six months ended December 31, 2023 was US$23.50 million, increased by US$14.34 million, or 157%, from US$9.16 million for the same period in 2022.

●	Gross profit for the six months ended December 31, 2023 was US$1.20 million, representing an increase of 65% from US$0.73 million for the same period in 2022.

●	Net income for the six months ended December 31, 2023 was US$0.76 million, increasing by US$0.31 million, or 70%, from US$0.45 million for the six months ended December 31, 2022.

Mr. Zhen Fan, Chairman and Chief Executive Officer of the Company, stated that, “We are pleased to record an increase in revenue of 157% to US$23.50 million and in gross profit of 65% to US$1.20 million during the first six months ended December 31, 2023. The growth we achieved during this period underscores our commitment to providing innovative and effective online marketing solutions. Looking ahead, we remain committed to leveraging the power of popular media platforms in China to drive success for our advertiser clients and deliver sustainable value to our shareholders. With our experience in the online marketing industry, we believe HAO is prepared to enhance its financial performance in the future.”

Recent Developments

On April 28, 2024, the Company, through its wholly owned subsidiary, Beijing Haoxi Digital Technology Co., Ltd. (“Beijing Haoxi”), entered into a Framework Contract for Cooperation on Information Placement on Media Platforms (the “Framework Contract) with Wuhan Yiya Simei Dental Clinic Co., Ltd. (“Yiya Dental”), a regional dentistry chain in China. This partnership underscores the Company’s goal in delivering internet marketing solutions. Pursuant to the Framework Contract, Beijing Haoxi agreed to provide comprehensive advertising services on popular social media platforms, such as Douyin, Toutiao, and Xigua Video, for Yiya Dental, through various forms of media, including short-video, text, images, flash, as well as mobile app contents.

On April 29, 2024, the Company, through its wholly owned subsidiary, Beijing Haoxi, entered into a Bidding Data Promotion Rebate Agreement (the “Rebate Agreement) with Jinan Yanling Biotechnology Co., Ltd. and its subsidiaries and affiliated companies (collectively, “Yanling”). Pursuant to the Rebate Agreement, Beijing Haoxi agreed to provide comprehensive advertising and promotion services to Yanling through advertising platforms, such as Jinri Toutiao (Today’s Headlines), Douyin, and Xigua Video.

Results of Operations for the Six Months Ended December 31, 2023

Revenue

We generate revenue from providing one-stop online marketing solutions, including traffic acquisition from mainstream online media platforms, content production, data analysis and advertising campaign optimization, to advertisers through the operating entity. Net revenue was $9.16 million and $23.50 million for the six months ended December 31, 2022 and 2023, respectively. The increase in our revenue is mainly attributable to the increase in the number of clients we served, which increased from 183 for the six months ended December 31, 2022 to 338 in the comparative period ended December 31,2023, as well as an increase in the average revenue per client from $50,070 for the six months ended December 31, 2022 to $69,538 for the six months ended December 31, 2023. The higher average revenue per client in the current year is mainly attributable to higher advertisement expenditure by our health care industry clients.

The average revenue per client under our advertisement pricing model consists of two components: 1) the average per unit-of-service price, which is the average price per click-through that we charge our advertiser customers, and 2) the quantity of services, which is actual number of click-throughs with respect to each advertiser. The following table shows the components that impact our revenue and their correlation.

		Six Months Ended December 31,
		2022	2023
Revenue per click-through ($)	a	0.51	0.97
Average number of click-throughs with respect to each advertiser client	b	98,432	71,627
Average revenue per client ($)	c=a*b	50,070	69,538
Number of clients	d	183	338
Revenue ($)	e=c*d	9,162,832	23,503,910

The increase in the revenue per click-through was higher in the current period mainly due to the increasing popularity of ByteDance media platforms, which we mainly collaborated with through ByteDance’s subsidiary, Ocean Engine. For the six months ended December 31, 2023, a growing number of our advertiser clients have chosen to place ads on ByteDance’s media platforms. In addition, the costs we paid to Ocean Engine to acquire user traffic for our clients’ ads were increased, leading to an increase in our service charge.

Cost of revenue

Our cost of revenue consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for business operation staff. The cost of revenue increased by $13.87 million or 164%, from $8.43 million for the six months ended December 31, 2022 to $22.30 million for the six months ended December 31, 2023. The increase in cost of revenue was basically in line with the increase in revenue.

Gross profit and gross margin

Our gross profit increased by $0.47 million, from $0.73 million for the six months ended December 31, 2022 to $1.20 million for the six months ended December 31, 2023. Gross profit as a percentage of revenue (“profit margin”) was 5.11% for the six months ended December 31, 2023, lower than 7.97% for the six months ended December 31, 2022, mainly due to market competition. The Company needed to provide rebates to some customers, in order to maintain and expand the customer base.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of payroll costs and office related expenses. Selling and marketing expenses increased by 44% from $14,312 in the six months ended December 31,2022 to $20,564 in the six months ended December 31, 2023. It was mainly due to an increase in bonuses paid to our sales staff, which were calculated based on sales performance.

General and administrative expenses

Our general and administrative expenses mainly consist of salaries and bonuses, as well as administrative related expenses. General and administrative expenses increased by $132,326, or 66%, from $199,284 for the six months ended December 31, 2022 to $331,610 for the six months ended December 31, 2023. The increase was mainly attributable to an increase in salary and bonuses of the management team and professional fees in connection with our IPO.

Research and development expenses

Our R&D expenses mainly consist of salaries and benefits of our R&D staff developing Bidding Compass and our online ads bidding analysis software. R&D expenses increased by $7,000, or 29%, from $23,842 for the six months ended December 31, 2022 to $30,842 for the six months ended December 31, 2023. It was mainly attributable to the increase in salaries of R&D staff.

Income taxes

We had income taxes of $39,001 and $40,030 for the six months ended December 31, 2022 and 2023, respectively.

Net (loss)/income

As a result of the foregoing, we had net income of $0.45 million and $0.76 million for the six months ended December 31, 2022 and 2023, respectively.

About Haoxi Health Technology Limited

Haoxi Health Technology Limited is an online marketing solution provider headquartered in Beijing, China, specializing in serving healthcare industry advertiser clients. The Company’s growth is driven by the rise of news feed ads and the rapid development of the healthcare sector. The Company offers one-stop online marketing solutions, especially in online short video marketing, helping advertisers acquire and retain customers on popular platforms in China, such as Toutiao, Douyin, WeChat, and Sina Weibo. The Company is dedicated to reducing costs, increasing efficiency, and providing easy online marketing solutions to advertisers. For more information, please visit: http://ir.haoximedia.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U. S. Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214

HAOXI HEALTH TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	June 30, 2023
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,112,634	$1,203,203
Trade receivables, net	218,492	7,748
Supplier advances	3,465,160	2,404,680
Prepaid expense, receivables and other assets	609,793	58,474
Total current assets	5,406,079	3,674,105

Non-current assets
Property and equipment, net	135,033	143,836
Operating right-of-use asset	46,213	89,544
Deferred listing costs	587,471	556,756
Total non-current assets	768,717	790,132

Total Assets	$6,174,796	$4,464,237

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$722,230	$511,409
Accounts payable	1,001,888	27,312
Due to related parties	81,564	20,210
Advances from customers	1,030,329	1,493,947
Taxes payable	982,535	328,093
Accrued expenses and other liabilities	209,486	41,518
Salary and welfare payable	39,520	37,145
Operating right-of-use liabilities-current	46,213	89,544
Long-term payable-current	13,982	27,344
Total current liabilities	4,127,747	2,576,521

Non-current Liabilities
Long-term payable	71,140	72,104
Long-term borrowing	254,140	249,107
Total non-current liabilities	325,280	321,211
Total Liabilities	4,453,027	2,897,732

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (Par value US$0.0001 per share, 150,000,000 shares authorized, and 12.210,000 and 7,730,000 shares issued and outstanding.	1,221	1,221
Class B Ordinary Shares (Par value US$0.0001 per share, 50,000,000 shares authorized, and 17,270,00 and 17,270,000 shares issued and outstanding.	1,727	1,727
Additional paid-in capital	2,176,796	2,176,796
Retained earnings (Accumulated deficit)	191,738	(568,460)
Accumulated other comprehensive loss	(649,713)	(44,779)
Total shareholders’ equity	1,721,769	1,566,505

Total liabilities and shareholders’ equity	$6,174,796	$4,464,237

HAOXI HEALTH TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Six Months Ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)

Revenues	$23,503,910	$9,162,832
Cost of revenues	(22,302,522)	(8,432,603)
Gross profit	1,201,388	730,229

Operating expenses:
Selling	20,564	14,312
General and administrative	331,610	199,284
Research and development	30,842	23,842
Total operating expenses	383,016	237,438

Income from operations	818,372	492,791

Other income (loss):
Financial expenses	(16,789)	(6,744)
Other income	(1,355)
Total other income (loss), net	(18,144)	(6,744)

Income before income taxes	800,228	486,047

Income tax expense	(40,030)	(39,001)

Net income	$760,198	$447,046

Comprehensive income
Net income	$760,198	$447,046
Foreign currency translation gain (loss)	(604,934)	65,529
Total Comprehensive income	$155,264	$512,575

Earnings per ordinary share*
– Basic and diluted	$0.03	$0.02

Weighted average number of ordinary shares outstanding
–Basic and diluted	29,480,000	25,373,333

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